

September 27, 2013

<u>Via E-mail</u>
Mr. Chad A. Freed
Senior Vice President and General Counsel
Universal Technical Institute, Inc.
16220 North Scottsdale Road, Suite 100
Scottsdale, Arizona 85254

> **Re:** **Universal Technical Institute, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 28, 2012**
> **File No. 001-31923**

Dear Mr. Freed:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 2</u>

<u>Student Admissions and Retention, page 11</u>

1. Please revise to briefly provide support and context for the statement that your 65% student completion rate in 2012 compares favorably with other providers of comparable educational and training programs.

<u>Graduate Employment, page 12</u>

2. Please explain in greater detail the factors used to determine your employment rate upon graduation. Disclose the percentage of students employed in your targeted industry – automotive, diesel, collision, repair, motorcycle and marine technician positions. As necessary, disclose the percentage of students employed in different industries. Also distinguish between full-time and part-time employment. Lastly, discuss whether you

subsidize the employment of graduates with employers. If so, please disclose the material terms of any such arrangements.

Competition, page 13

3. We note the for-profit postsecondary education industry has steadily risen over the past decade. Please discuss in greater detail your competitive position in the technical school market. For example, provide a context to understand how your enrollment, employment rate, job placement with employers in your targeted industry groups, and other factors, compare to competing schools. Please refer to Item 101(c)(1)(x) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director